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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH, D.C. 181

SEC FILE NUMBER
8-53593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Morningstar Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 West Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Scott Schilling — (312) 696-6168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (6-02)

MAR 20 2003

Morningstar Investment Services, Inc.
225 West Wacker Drive
Chicago, IL 60606
Telephone: (312) 696-6168
scott.schilling@morningstar.com

AFFIRMATION

I, D. Scott Schilling, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Morningstar Investment Services, Inc. as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

D Scott Schilling
Signature

Director of Compliance and FINOP
Title

Doris E. Keeton
Notary Public

OFFICIAL SEAL
DORIS E KEETON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/16/06

MORNINGSTAR INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Morningstar Investment Services, Inc.
Chicago, Illinois

We have audited the following financial statements of Morningstar Investment Services, Inc. (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Morningstar Investment Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Morningstar Investment Services, Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2003

MORNINGSTAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CASH AND CASH EQUIVALENTS	$ 700,396
RECEIVABLES FROM NON-CUSTOMERS	66,208
SECURITIES OWNED	254,374
DEFERRED TAX ASSET	3,217,796
CAPITALIZED SOFTWARE AND COMPUTER EQUIPMENT— Net of accumulated depreciation of $112,171	173,148
OTHER ASSETS	40,375
TOTAL	$4,452,297
LIABILITIES AND SHAREHOLDER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 658,919
SHAREHOLDER'S EQUITY:	
Common stock—$.01 par value; 10,000 shares authorized; 100 shares issued	1
Additional paid-in capital	8,728,912
Unearned stock-based compensation	(2,021)
Accumulated deficit	(4,933,514)
Total shareholder's equity	3,793,378
TOTAL	$4,452,297

See notes to financial statements.

MORNINGSTAR INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Management fees	$ 110,510
Other	43,454
Total revenues	153,964
EXPENSES:	
Employee compensation and benefits	3,456,342
General and administrative	1,048,560
Production	685,552
Sales and marketing	463,399
Depreciation and amortization	92,138
Stock-based compensation	6,566
Other	39,838
Total expenses	5,792,395
OPERATING LOSS	(5,638,431)
INCOME TAX BENEFIT	(2,196,637)
NET LOSS	$ (3,441,794)

See notes to financial statements.

MORNINGSTAR INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Unearned Stock-based Compensation	Accumulated Deficit	Total
BALANCE—January 1, 2002	$1	$2,531,234	$(14,896)	$(1,491,720)	$ 1,024,619
Net loss				(3,441,794)	(3,441,794)
Capital contributions from parent		6,203,987			6,203,987
Stock-based compensation	—	(6,309)	12,875		6,566
BALANCE—December 31, 2002	$1	$8,728,912	$ (2,021)	$(4,933,514)	$ 3,793,378

See notes to financial statements.

MORNINGSTAR INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (3,441,794)
Adjustments to reconcile net loss to net cash flows provided by operating activities:	
Depreciation and amortization	92,138
Stock-based compensation	6,566
Deferred taxes	(2,196,637)
Changes in assets and liabilities:	
Receivables from non-customers	(66,208)
Securities owned	(148,166)
Other assets	(40,375)
Accounts payable and accrued expenses	247,005
Net cash flows from operating activities	(5,547,471)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of computer equipment and capitalized software	(66,982)
Net cash flows from investing activities	(66,982)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions from parent	6,203,987
Net cash flows from financing activities	6,203,987
NET INCREASE IN CASH AND CASH EQUIVALENTS	589,534
CASH AND CASH EQUIVALENTS—Beginning of year	110,862
CASH AND CASH EQUIVALENTS—End of year	$ 700,396

See notes to financial statements.

MORNINGSTAR INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. GENERAL

Basis of Presentation—The accompanying financial statements include the accounts of Morningstar Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Morningstar, Inc.

Nature of Operations—The Company, a Delaware corporation, is a registered securities broker/dealer which provides discretionary portfolio-management services for financial advisors and intermediaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash on hand and money market investments.

Revenue Recognition—Management fees from assets under management are recognized ratably over the period the assets are under management. Unrealized gains and losses on securities are included in the determination of net income (loss). Securities transactions are recorded on a trade-date basis.

Securities Owned—Securities owned represent shares owned in various mutual funds. Securities owned are classified as trading securities and carried at current market value based on current market quotes, which approximate fair value. At December 31, 2002, cost of mutual funds owned was $283,276.

Capitalized Software and Computer Equipment—Computer equipment is stated at cost. The cost of computer equipment is depreciated using the double-declining balance method, taking a full month of depreciation in the month of acquisition, based upon the useful life of the equipment, generally three years. At December 31, 2002, the carrying value of computer equipment was $41,022, net of accumulated depreciation of $51,828. The Company also capitalizes certain software development costs in accordance with Emerging Issues Task Force Issue No. 00-2, *Accounting for Web Site Development Costs*. Depreciation of capitalized amounts is computed using the straight-line method over the remaining useful life of the product, generally seven years. The carrying value of capitalized software at December 31, 2002 was $132,126, net of accumulated depreciation of $60,343.

Stock-based Compensation—The Company measures compensation expense related to stock option grants under the intrinsic value method using variable plan accounting in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). Compensation expense is recorded based on the difference between the fair market value of the stock and the exercise price as the options vest.

Income Taxes—The Company has established deferred income taxes for the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

New Accounting Pronouncements—In November 2002, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements for fiscal years ending after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the disclosure provisions of FIN 45 did not have material impact on the Company's financial statements for the year ended December 31, 2002. The Company does not expect that the adoption of the remaining provisions of FIN 45 will have a material impact on its financial position or results of operations.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as defined.

At December 31, 2002, the Company had net capital, as defined, of $263,649, which was $163,649 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.50 to 1.

4. DEFINED CONTRIBUTION PROFIT SHARING PLAN

Substantially all employees of the Company participate in the defined contribution cash or deferred arrangement 401(k) plan sponsored by Morningstar, Inc. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. The Company contributes an amount equal to the employees' contributions up to 7% of the employees' salaries. The Company's matching contributions were $118,519 for the year ended December 31, 2002.

5. RELATED-PARTY TRANSACTIONS

In 2002, the Company recorded general and administrative expenses of $901,966 which represent an allocation of corporate compensation and other overhead costs, which include occupancy, to the Company from Morningstar, Inc. In addition, Morningstar, Inc. made capital contributions to the Company in the amount of $6,203,987 to fund its operations in accordance with an intercompany agreement.

6. INCOME TAXES

The Company's income and expenses are included in the consolidated federal income tax return of Morningstar, Inc. The provision for federal income taxes is based upon the statutory rate after giving effect to the deduction for state and local taxes. With respect to state and local taxing authorities, the Company generally files its own tax return in those jurisdictions which do not otherwise require inclusion in a consolidated return. The income tax benefit of $2,196,637 represents $841,460 and $189,325 in federal and state deferred taxes, respectively, and $955,739 and $210,113 in federal and state current benefits, respectively. The primary difference between the Company's income tax benefit

calculated at the statutory rate (35%) and the income tax benefit recorded is state income taxes, net of federal income tax effect.

The tax effects of the temporary differences that give rise to the deferred income tax asset as of December 31, 2002 were as follows:

Operating loss carryforwards	$3,214,593
Capitized software and computer equipment	8,360
Stock-based compensation	8,101
Other	(13,258)
Total net deferred income tax asset	$3,217,796

Management believes that it is more likely than not that this net deferred tax asset will be realized based on income tax laws and expectations of future taxable income stemming from ordinary operations. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate realization of all or some of this deferred tax asset.

7. STOCK-BASED COMPENSATION

Certain employees of the Company are granted options to purchase Morningstar, Inc. common stock under the 2001 Morningstar Stock Option Plan (the "Plan"). Generally, employees are eligible for participation on the first day of employment and options expire ten years after the date of grant and vest ratably over a four-year period. Under the terms of the Plan, employees are eligible to exercise options using methods which require variable plan accounting under APB 25. During the year ended December 31, 2002, the Company recorded $6,566 of stock-based compensation expense based upon the difference between the current market value of Morningstar, Inc. stock as of year-end and the exercise price of the vested options.

A summary of shares under option to the Company's employees under the Plan is as follows as of December 31, 2002:

	Shares	Weighted Average Exercise Price
Options outstanding—January 1	236,992	$ 13.37
Granted	45,150	10.95
Transferred	19,869	14.11
Canceled	(5,056)	12.16
Exercised	(1,446)	7.87
Options outstanding—December 31	295,509	$ 13.10
Options exercisable	85,967	$ 12.71
Shares available for future grants under the Plan	3,338,006	

The weighted average fair value of the options granted in 2002 calculated using a Black-Scholes option-pricing model is $3.45.

Additional information for options outstanding and options exercisable at December 31, 2002 is as follows:

Range of Exercise Prices	Outstanding Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Exercise Price
$2.00—$2.77	8,202	4.59	$ 2.21	7,757	$ 2.18
$10.95—$14.13	287,307	6.89	11.74	78,210	13.76

The Company measures compensation expense related to stock option grants using the intrinsic value method. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* to stock-based compensation:

Net loss—as reported	$ (3,441,794)
Deduct adjustment for stock-based compensation determined under fair value based method, net of tax effects	(155,946)
Pro forma net loss	$ (3,597,740)

The fair value of each option granted is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002: risk-free interest rate of 4.86 percent, expected lives of eight years, and no dividend yield.

* * * * * *

MORNINGSTAR INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY	$3,793,378
LESS NONALLOWABLE ASSETS:	
Receivables from non-customers	66,208
Deferred tax asset	3,217,796
Capitalized software and computer equipment—net	173,148
Other assets	40,375
Total nonallowable assets	3,497,527
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION	$ 295,851
HAIRCUT ON SECURITIES POSITION	$ 32,202
NET CAPITAL	$ 263,649

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 658,919
Computation of basic net capital requirement	
MINIMUM NET CAPITAL REQUIRED (The greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
EXCESS NET CAPITAL	$ 163,649
EXCESS NET CAPITAL AT 1000% (Net capital less 10% of aggregate indebtedness)	$ 197,757
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	250 %

RECONCILIATION WITH THE COMPANY'S COMPUTATION INCLUDED IN PART 11a OF FORM X-17a-5 AS OF DECEMBER 31, 2002

Net capital, as reported in Company's Part 11A unaudited FOCUS report	$ 257,975
Adjustments:	
Other	5,674
Adjusted net capital	$ 263,649

MORNINGSTAR INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2002

Morningstar Investment Services, Inc. does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte
& Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Morningstar Investment Services, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Morningstar Investment Services, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 21, 2003